Exhibit 99.1

TAT Technologies Announces Full Exercise and Closing of Underwriters’ Option to
Purchase Additional Ordinary Shares in Connection with its Public Offering

NETANYA, Israel, June 26, 2025/PRNewswire/ -- TAT Technologies Ltd. (Nasdaq: TATT) (TASE: TATT) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, announced today that, in connection with its previously announced underwritten public offering of 4,150,000 ordinary shares (consisting of 1,625,000 ordinary shares sold and issued by TAT and 2,525,000 ordinary shares sold by FIMI Opportunity V, L.P. and FIMI Israel Opportunity Five, Limited Partnership (the “Selling Shareholders”)) (the “Offering”), the underwriters have exercised their option in full to purchase up to an additional 622,500 ordinary shares (consisting of 242,298 ordinary shares sold and issued by TAT and 380,202 ordinary shares sold by the Selling Shareholders) (the “Option Shares”) at a public offering price of $26.00 per ordinary share, which was the same public offering price per share as in the Offering. The sale and issuance of the Option Shares closed today.

The total gross proceeds of the sale and issuance of the Option Shares to TAT, before underwriting discounts and commissions and offering expenses, was $6.3 million. TAT did not receive any proceeds from the sale of Option Shares by the Selling Shareholders. TAT intends to use the net proceeds that it received from the sale and issuance of the Option Shares for general corporate purposes, including working capital and capital expenditures.

Stifel, Nicolaus & Company, Incorporated and Truist Securities, Inc. acted as joint book-running managers of the Offering. The Benchmark Company, LLC and Lake Street Capital Markets, LLC acted as passive book-running managers.

A registration statement on Form F-3 (File No. 333-286699) relating to the ordinary shares sold in the Offering and the sale and issuance of the Option Shares has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective on April 25, 2025. The Offering and the sale and issuance of the Option Shares were made only by means of a prospectus supplement and accompanying prospectus. A copy of the preliminary prospectus supplement and the accompanying prospectus relating to the Offering and to the sale and issuance of the Option Shares may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the preliminary prospectus supplement and the accompanying prospectus relating to the Offering and to the sale and issuance of the Option Shares may be obtained from: Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720 or by email at syndprospectus@stifel.com; or Truist Securities, Inc., Attention: Equity Capital Markets, 3333 Peachtree Road NE, 9th Floor, Atlanta, GA 30326 at (800) 685-4786 or by email to truistsecurities.prospectus@truist.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TAT Technologies Ltd.

TAT is a leading provider of solutions and services to the aerospace and defense industries. TAT operates four operational units: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Kiryat Gat facility (TAT Israel); (ii) maintenance repair and overhaul (“MRO”) services for heat transfer components and OEM of heat transfer solutions through its subsidiary, Limco Airepair Inc.; (iii) MRO services for aviation components through its subsidiary, Piedmont Aviation Component Services LLC (mainly Auxiliary Power Units and landing gear); and (iv) overhaul and coating of jet engine components through its subsidiary, Turbochrome Ltd.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements regarding the Company’s intended use of the proceeds from the sale of the Option Shares. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected, including, without limitation, as a result of the war and hostilities between Israel and Iran, Hamas, Hezbollah and the Houthi movement in Yemen. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those more fully described in our filings with the SEC, including our Annual Report on Form 20-F filed with the SEC on March 26, 2025. The forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

Contact:

Eran Yunger
Director IR
Tel : +1-980-451-1115
Erany@tat-technologies.com